Item 8: Order Sizes

a. *Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?*

☒ *Yes*   ☐ *No*

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

MINIMUM SIZE REQUIREMENTS: AutoEx orders must have a minimum quantity of 2,500 shares per match. Subscribers may register trading interest of any size on the Front End. Trading interest less than 2,500 shares is ineligible for matching within the ATS. For example, a Subscriber utilizing blotter integration may allow AutoEx orders comprising less than 2,500 shares to be registered on the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard AutoEx orders for less than 2,500 shares (i.e., the blotter integration functionality would not register specific trading interest on the Front End for such a Subscriber unless such trading interest is for 2,500 shares or more). The ATS does not aggregate orders for matching or execution.

Confirm Mode orders must have the minimum quantities set forth below as determined by the underlying security's 30-day average daily trading volume: Micro - 0 to 1,000,000 average daily volume - 5,000 share minimum quantity; Medium - 1,000,001 to 10,000,000 average daily volume - 25,000 share minimum quantity; Large - 10,000,001 and up average daily volume - 100,000 share minimum quantity. Trading interest submitted in Confirm Mode that fails to meet these minimum quantities are ineligible for matching within the ATS. For example, a Subscriber utilizing blotter integration may allow Confirm mode orders comprising less than the required minimum shares to be registered to the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard Confirm mode orders comprising less than the required minimum shares.

ACTIVITY ALERTS AND INDICATIONS OF INTEREST: The Front End includes certain messaging and conditional order functionality as discussed in Part III, Item 9. Activity Alerts are system generated messages indicating contra-side activity that has been submitted to the Front End ~~in AutoEx mode~~. ~~Accordingly, t~~To be eligible to receive Activity Alerts, Subscribers must have contraside interest registered to the Front End, ~~set for AutoEx mode, and~~ comprising at least 5,000 shares. ~~Additionally, t~~The system will not generate Activity Alerts for trading interest registered to the Front End that comprises less than 5,000 shares ~~or that has been submitted in Confirm mode~~.

Subscriber Generated IOIs may only be sent by Front End users that have registered their trading interest in Auto Ex mode. S~~and s~~uch users may only IOI an amount of shares less than or equal to the amount of shares submitted in Auto Ex mode and cannot IOI less than the 5,000 share minimum quantity. Subscribers may receive Agency IOIs for any amount.

b. *If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does the NMS Stock ATS accept or execute odd-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

The ATS will accept any order subject to any instructions placed on such order by the Subscriber. The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. The ATS will not execute odd-lot orders.

d. *If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

e. *Does the NMS Stock ATS accept or execute mixed-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. By default, mixed lots are treated the same as round lots.

However, the ATS offers functionality to allow Subscribers to limit their order executions to round lots; if a Subscriber elects to use this functionality, the ATS automatically rounds down the execution amount for both sides of the potential trade to the nearest hundred shares.

f. *If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

Item 9: Conditional Orders and Indications of Interest

a. *Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?*

☒ *Yes*   ☐ *No*

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

SUBSCRIBER GENERATED IOIS: Subscribers that are institutional clients and broker-dealers that have submitted trading interest to the ATS on an agency basis may elect to transmit indications of interest ("**IOIs**") to Subscribers that utilize the Desktop Application and have eligible contra-side registered on the Front End (whether that interest be committed or uncommitted and without regard to which trading mode the interest is set) and to one or more classes of users of third-party financial information aggregators (Bloomberg and NYSE's ioinet) (such IOIs, "**Subscriber Generated IOIs**"). Only Subscribers may generate such IOIs and, accordingly, neither the Front End, the ATS, nor ILLC determines whether to transmit such IOIs. Only Subscribers that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs.

Subscriber Generated IOIs are disseminated by the Front End. However, to send a Subscriber Generated IOI, a Subscriber must have registered a committed or uncommitted order on the Front End for execution in AutoEx mode for at least the quantity of shares that are the subject of the IOI. Subscriber Generated IOIs must be for at least 5,000 shares.

Eligible recipients of Subscriber Generated IOIs include all Desktop Application users with eligible contra-side interest in the ATS (whether that interest be committed or uncommitted) and to certain classes of non-Subscribers, as determined by the Subscriber. When electing to send a Subscriber Generated IOI, the Subscriber can choose to display such IOIs to one or more of the following classes of non-Subscribers: (i) all buy-side institutions; (ii) the fifty largest buy-side institutions as measured by U.S. equity assets under management; and (iii) buy-side institutions with more than $10 billion in U.S. equity assets under management, in each case as determined by information provided by an independent third party data provider. Additionally, all Subscribers may request, from time to time, that a customized distribution list be created based upon particular recipient characteristics, provided, however, that ILLC would not expect any such customized list to be comprised of less than twenty institutions.

Subscriber Generated IOIs that are distributed to other Subscribers (Subscriber must be a Desktop Application User and have contraside interest in the ATS) identify side, symbol and size. Subscribers receiving a Subscriber Generated IOI receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. Such Subscribers then elect to trade by setting their trading interest for AutoEx, in which case execution occurs automatically, or the Subscriber may reject the IOI.

Subscriber Generated IOIs that are distributed to third-party financial information aggregators identify symbol and side. If the recipient of a Subscriber Generated IOI is not a Subscriber to the ATS, it may contact a broker-dealer that is a Subscriber (e.g., ILLC) and instruct that broker-dealer to submit an order for execution to the ATS.

The ATS does not differentiate between orders submitted in response a Subscriber Generated IOI and other trading interest submitted in ordinary course of operation. Accordingly, orders that are the basis for, or submitted in response to, a Subscriber Generated IOI are subject to the ATS' standard priority, matching, and execution logic. In essence, an order submitted in response to a Subscriber Generated IOI may execute with the trading interest underlying the IOI or may execute with other trading interest in the ATS based on priority.

AGENCY IOIS: ILLC is a Subscriber to the ATS. The ILLC agency trading desk may transmit IOIs to those ATS Subscribers that have elected to download and use versions of the Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the

Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner (such IOIs, "**Agency IOIs**").

Only ILLC is permitted to submit Agency IOIs. Subscribers must notify ILLC that they would like to receive Agency IOIs and establish a relationship with the ILLC agency trading desk if they wish to receive Agency IOIs. The ILLC agency trading desk is notified of the Subscriber's identity so that they may establish a relationship with the Subscriber.

Agency IOIs notify the Subscriber of targeted trading opportunities on the ILLC agency trading desk by comparing the symbol and side of IOIs submitted by the ILLC trading desk to the Subscriber's trading position information in the Front End. This comparison occurs solely in the Front End and only Subscribers that have the relevant contra-side trading position represented in the Front End actually receive the Agency IOI. Accordingly, if the ILLC agency trading desk directs an Agency IOI to a particular Subscriber, the absence of a response from that Subscriber could be due to a lack of interest in entering into the transaction in the underlying security or because the Subscriber never received the Agency IOI because it did not have a contra-side trading position in the underlying security.

The ILLC agency trading desk does not have access to Subscriber order or trade position information in the Front End. Positions that are in the Front End, include those orders that are also submitted on a committed or uncommitted basis to the ATS.

Subscribers receiving an Agency IOI would receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. The "pop-up" message displays to the receiving Subscriber symbol, side, and size of the trading opportunity. If the Subscriber is interested in the trading opportunity presented by an Agency IOI, it may use functionality built into the Desktop Application to establish communication with the ILLC agency trading desk and begin negotiations regarding a potential transaction related to the interest underlying the Agency IOI, or may communicate with the ILLC agency desk though other means. If the Subscriber elects to initiate a negotiation with the ILLC agency trading desk, the Subscriber's order or trading interest (whether the order or trading interest is represented in the Front End or the Front End and ATS) remains eligible for matching on the ATS unless the Subscriber chooses to route the order to the ILLC agency desk or otherwise makes its order or trading interest ineligible for execution in the ATS (e.g., cancelling, changing the terms (size, limit price, minimum quantity, etc.), or by switching the designated trading mode (AutoEx/Confirm Mode)). ILLC would act as broker and agent for both the Subscriber and the other party to the transaction that placed the order being represented by the

Agency IOI. Such transactions would be negotiated and executed by the ILLC agency desk and would not be executed in the ATS.

If the Subscriber does not elect to initiate a transaction with the ILLC agency trading desk, no information is communicated to the ILLC agency trading desk regarding the Subscriber's order or trade position.

The Agency IOI functionality does not actually execute IOIs, nor does it allow for any Subscriber name, order or trade position information to flow from the Front End to the ILLC agency trading desk. However, as described above, the ILLC agency trading desk is aware of which Subscribers have opted in to receive Agency IOIs. The ILLC agency trading desk may elect (based upon which Subscribers it knows can receive Agency IOIs) to direct any particular Agency IOI to some, but not all, eligible Subscribers at its sole discretion. In these circumstances, the ILLC agency trading desk does not know whether any of the selected Subscribers have the relevant contra-side trading position that is necessary to actually receive the Agency IOI.

ACTIVITY ALERTS: Activity Alerts are a functionality of the Front End which notifies certain Subscribers of potential contra-side activity in the Front End ~~that would otherwise be ineligible to match due to a variety of factors (e.g., when the Subscriber submitted the order in AutoEx mode, the Subscriber elected to set a minimum quantity that was greater than the available contraside interest). Activity Alerts notify Subscribers of such potential contra-side interest~~ and allows the Subscribers on both sides to re-evaluate their previously selected order parameters~~(e.g., a Subscriber may remove their previously selected minimum quantity and accept a match for a lower number of shares)~~.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction. The contra side information that may generate an Activity Alert includes both orders entered into the Front End System with an instruction from the Subscriber to automatically route to the ATS, and trading positions in a trade blotter integrated with the Front End System for which a Subscriber may or may not have provided instructions that its trading positions be routed to the ATS. The Subscribers receiving an Activity Alert each receive a "pop-up" message on their Desktop

Application. This message displays to each Subscriber the symbol and side of the potential trading opportunity and allows each Subscriber to accept or reject the message. In the event a Subscriber elects to accept the message, that Subscriber will receive an additional "pop-up" message and will be prompted to enter a size and limit price in the pop-up. If, after each Subscriber makes the required entries, there is a match, the orders will execute (subject to any necessary verification of uncommitted trading interest) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message reject the Activity Alert, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority.

Activity Alerts do not identify the Subscriber with the contra side trade position or the size of the contra side order and will only be delivered to a Subscriber with contra-side interest in the Front End that satisfies the minimum trade order size requirements of the ATS.

In order to receive Activity Alerts, a Subscriber must utilize the Front End in conjunction with the Desktop Application and have contra side interest ~~that has been~~ submitted ~~in AutoEx mode~~. Those Subscribers that do not use the Desktop Application do not receive any Activity Alerts. ~~Subscribers will only receive Activity Alerts related to contra-side activity submitted in AutoEx mode. Subscribers receiving Activity Alerts will not receive such alerts related to trading interest that has been submitted in Confirm Mode. Similarly, the Front End will not generate Activity Alerts based on trading interest submitted in Confirm Mode.~~

No Subscriber may opt out of having its information serve as the basis for an Activity Alert and no Subscriber that uses the Desktop Application functionality may opt out of receiving an Activity Alert.

UNCOMMITTED ORDERS: Subscribers may submit orders or trading interest designated as "committed" or "uncommitted." A committed order is an order submitted by a Subscriber for execution on the ATS where the shares are unavailable for execution on any other platform. An uncommitted order is a "conditional" order submitted by a Subscriber to the ATS where the shares underlying the order are being represented at another market center. In the event of a match where shares on one or both sides of the trading opportunity are uncommitted, the order will not execute until the ATS has verified that the Subscribers' shares are still available. The ATS verifies that uncommitted trading interest is available following a match with eligible contra side trading interest by sending a "message" to the Subscriber's OMS system requesting that the Subscriber's OMS route any necessary and available shares (i.e., the shares that may be executed based on the match) to the ATS. The Subscriber's OMS system either responds by submitting a firm order or responds with a message back informing the ATS that the uncommitted shares are no longer available. Such messages do not identify the Subscriber with the contra side trade position.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest to the ATS that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a Preliminary Match (i.e., authorize the execution of their orders) within thirty seconds of the Preliminary Match.

Subscribers utilizing the Desktop Application are notified of a Preliminary Match by a "pop-up" message on their Desktop Application. This message displays symbol and side of the trading opportunity. Upon receipt of this message, each Subscriber may elect to trade, in which case each Subscriber must enter the number of shares they wish to trade. Subscribers may also elect to reject such messages. In the event both Subscribers elect to trade, the order will execute in the amount of the lesser of the two sizes entered (subject to any required verification of uncommitted shares) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message elect not to trade, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority. Desktop Application users may also establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any Preliminary Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all Preliminary Matches under Confirm mode.

As stated above, Subscribers that use the Desktop Application may manually confirm a match; however, Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm Mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches.

Subscribers may submit uncommitted orders in confirm mode. In confirm mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted. By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

Once a Subscriber has been notified of a Preliminary Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the Preliminary Match. Further, where a Subscriber fails to affirmatively acknowledge a Preliminary Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders that Subscriber has in the ATS with the same symbol and side. If a Subscriber affirmatively acknowledges a Preliminary Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the Preliminary Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

b. *If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs. Only institutional clients that use the Desktop Application may receive Subscriber Generated IOIs. Only ILLC may send Agency IOIs. Only those ATS Subscribers that have elected to download and use versions of the Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner may receive Agency IOIs. Only users of the Desktop Application may receive Activity Alerts. Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity

Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction. Institutional clients (i.e., non-broker-dealer Subscribers) may elect to only interact with trading interest of other institutional Subscribers in confirm mode. This counterparty permissioning functionality is not available to broker-dealer Subscribers. Subscribers that elect to use the Front End in conjunction with the Desktop Application may manually acknowledge a Preliminary Match in confirm mode, while other Subscribers may only use confirm mode by electing to use functionality whereby the order will automatically and immediately accept all Preliminary Matches in confirm mode.